Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-272553
Prospectus Supplement dated July 29, 2024

$175,000,000
8.375% Fixed-to-Floating Rate Subordinated Notes due 2034

Term Sheet

Issuer:	Independent Bank Group, Inc. (the “Company” or “Issuer”).

Security:	8.375% Fixed-to-Floating Rate Subordinated Notes due 2034 (the “Notes”).

Aggregate Principal Amount:	$175,000,000.

Expected Ratings:
BBB by Kroll Bond Rating Agency.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	July 29, 2024.

Settlement Date:	July 31, 2024 (T + 2)*.

Maturity Date (if not previously redeemed):	August 15, 2034.

Coupon:
From and including the Settlement Date to, but excluding, August 15, 2029, or the earlier redemption date (the “fixed rate period”), the Notes will bear interest at a rate of 8.375% per year, payable semiannually in arrears. From and including August 15, 2029 to, but excluding, the Maturity Date, or earlier redemption date (the “floating rate period”), the Notes will bear interest at a floating rate per year equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined and subject to the provisions described in the Preliminary Prospectus Supplement under “Description of the Notes — Payment of Principal and Interest—Floating Rate Period”) plus 460.5 basis points, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:
Fixed rate period: February 15 and August 15 of each year, commencing on February 15, 2025. The last interest payment date for the fixed rate period will be August 15, 2029.

Floating rate period: February 15, May 15, August 15 and November 15 of each year, commencing on November 15, 2029.

Record Dates:	Fixed rate period: February 1 and August 1. Floating rate period: February 1, May 1, August 1 and November 1.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:
The Company may redeem the Notes, at its sole option, beginning with the interest payment date of August 15, 2029 and on any interest payment date thereafter, in whole or in part, subject to prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), to the extent such approval is then required under the rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (as described in the Preliminary Prospectus Supplement under “Description of the Notes — Optional Redemption and Redemption Upon Special Events”).

Special Redemption:
The Notes may not otherwise be redeemed by the Company prior to the Maturity Date, except the Company may, at its sole option, redeem the Notes at any time before the Maturity Date in whole, but not in part, subject to prior approval of the Federal Reserve Board, to the extent such approval is then required under the rules of the Federal Reserve Board, upon or after the occurrence of (i) a “Tax Event”, (ii) a “Tier 2 Capital Event”, or (iii) the Company becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the date of redemption (as described in the Preliminary Prospectus Supplement under “Description of the Notes — Optional Redemption and Redemption Upon Special Events”).

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:
The Company intends to use the net proceeds from this offering to satisfy and discharge and/or repay at maturity all of the 5.875% fixed rate subordinated notes due August 1, 2024 and for general corporate purposes.

Price to Public:	100%.

Underwriters’ Discount:	1.50% of principal amount.

Ranking:	The Notes will be the Company’s general unsecured subordinated obligations and will:

•	rank junior in right of payment and upon liquidation to any of the Company’s existing and future senior indebtedness, whether secured or unsecured;

•
 rank equal in right of payment and upon liquidation with any of the Company’s existing and future subordinated indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of a type that includes the Notes, including the Company’s 5.875% subordinated notes due August 1, 2024 (the “2024 notes”) and 4.00% fixed-to-floating rate subordinated notes due September 15, 2030 (the “2030 notes”);

•
rank senior in right of payment and upon liquidation with the Company’s existing junior subordinated debentures underlying outstanding trust preferred securities and any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other types of indebtedness that include the Notes; and

•
be structurally subordinated to all of the existing and future indebtedness, deposits and other liabilities of Independent Bank and the Company’s other current and future subsidiaries, including, without limitation, Independent Bank’s liabilities to depositors in connection with the deposits in Independent Bank, its liabilities to general creditors and its liabilities arising during the ordinary course or otherwise.

As of March 31, 2024, and the date hereof, at the holding company level, the Company had and has a $100.0 million senior revolving credit facility, upon which $33.8 million was drawn as of March 31, 2024 and $33.8 million was drawn as of the date hereof. As of March 31, 2024, the Company had $33.8 million of senior indebtedness outstanding, $240.0 million of subordinated indebtedness on a gross basis (which was comprised of the 2024 notes and the 2030 notes) outstanding ranking equally with the Notes and $57.3 million of junior subordinated indebtedness on a gross basis (which was comprised of  existing junior subordinated debentures underlying outstanding trust preferred securities) outstanding ranking junior to the Notes.

Because the Company is a holding company, its cash flows and, consequently, its ability to pay and discharge its obligations, including the principal of, and interest on, its debt securities depend on the dividends paid, and the distributions and other payments made, to the Company by its subsidiaries, and funds it obtains from its corporate borrowings or by selling its securities. The Company’s right to receive any dividends or to receive any payments or distributions of cash or other assets from its subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the Notes to participate in the proceeds of those dividends, payments or distributions, are structurally subordinated to the claims of its subsidiaries’ respective creditors, including the depositors of Independent Bank. As of March 31, 2024, Independent Bank and the Company’s other subsidiaries had outstanding indebtedness, total deposits and other liabilities of $16.1 billion, excluding intercompany liabilities.

CUSIP/ISIN:	45384BAD8/US45384BAD82.

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company U.S. Bancorp Investments, Inc.

*
Note: The Issuer expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisor.

The Issuer has filed a shelf registration statement (File No. 333-272553) (including a base prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by emailing Keefe, Bruyette & Woods, A Stifel Company at USCapitalMarkets@kbw.com or by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.